SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

(Amendment No. 1)

SOLICITATION /RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

U.S. LABORATORIES INC.
(Name of Subject Company)

U.S. LABORATORIES INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

90333 T 105
(CUSIP Number of Class of Securities)

Dickerson Wright
Chairman and Chief Executive Officer
U.S. Laboratories Inc.
7895 Convoy Court, Suite 18
San Diego, California 92111
(858) 715-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on behalf of the Person(s) Filing Statement)

With a copy to:
J. Jay Herron, Esq.
Michael L. Hawkins, Esq.
O’Melveny & Myers LLP
114 Pacifica, Suite 100
Irvine, California 92618
(949) 737-2900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities Exchange Commission on August 22, 2002 (the “Schedule 14D-9”) by U.S. Laboratories Inc., a Delaware corporation (the “Company”), relating to the tender offer (the “Offer”) by Voice Acquisition Corp., a Delaware corporation (“Purchaser”), which is an indirect wholly-owned subsidiary of Bureau Veritas, S.A., a société anonyme organized under the laws of the French Republic (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 22, 2002 (the “Schedule TO”). The Offer relates to the purchase of all the outstanding common stock, par value $0.01 per share, of the Company (the “Shares”), at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 2002 and the related Letter of Transmittal included as exhibits to the Schedule TO. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2002, among Parent, Purchaser, and the Company (the “Merger Agreement”). All capitalized terms not defined herein shall have the meaning set forth for such terms in the Schedule 14d-9.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented by addition of the following information under the heading Wright Employment Agreement:

The exercise price of the stock option to be granted to Mr. Wright is expected to be equal to (i) 10 times the consolidated operating profit of Parent before amortization of goodwill, as reflected in the latest annual consolidated financial statements of Parent, divided by (ii) the number of shares of Parent outstanding as reflected in such financial statements. It is expected that the exercise price of the stock option to be granted to Mr. Wright will be the same exercise price used for options granted to other members of senior management of Parent under the same stock option plan.

Item 4.    The Solicitation or Recommendation

Item 4(b)(1) is hereby amended and supplemented by addition of the following information thereto:

On September 11, 2002, Bureau Veritas agreed by letter to the Company that, if the Termination Fee (as defined in the Merger Agreement) becomes payable pursuant to Section 7.2(b) of the Merger Agreement, Parent would waive its right to receive such Termination Fee except to the extent of any out-of-pocket fees, costs and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

INFORMATION REGARDING OPINION OF ROTH CAPITAL PARTNERS, LLC, FINANCIAL ADVISOR TO U.S. LABORATORIES INC.

Pursuant to two separate letter agreements dated May 24, 2002 (the “Engagement Letters”), the board of directors of U.S. Laboratories Inc. (“USLB” or the “Company”) engaged Roth Capital Partners, LLC (“Roth Capital”) to furnish certain financial advisory services and render an opinion as to the fairness from a financial point of view of the consideration to be received by the holders of the USLB common stock in a contemplated merger transaction with

Bereau Veritas, S.A. (“Bureau Veritas”). On August 8, 2002, Roth Capital delivered its oral opinion, subsequently confirmed in writing, to the board of directors of USLB that, as of that date and based upon and subject to the assumptions, limitations and other considerations described in the written opinion, the consideration to be received by the holders of USLB common stock pursuant to the tender offer and the merger (together the “Transaction”), on the terms set forth in the Agreement and Plan of Merger substantially in the form of the draft dated August 7, 2002 (the “Agreement”) was fair from a financial point of view to the holders of USLB common stock.

While Roth Capital rendered its opinion and provided certain analyses to USLB’s board of directors, Roth Capital was not requested to and did not make any recommendation to the board of directors as to the specific form or amount of the consideration to be received by the holders of USLB common stock in the Transaction, which was determined through negotiations between USLB and Bureau Veritas. Roth Capital’s opinion was directed to USLB’s board of directors, addressed only the fairness from a financial point of view of the consideration to be received by the holders of USLB common stock in the Transaction, did not address any other aspect of the Transaction and did not constitute a recommendation to any holder of USLB common stock as to whether such holder should tender their shares in the tender offer or vote in favor of the merger. In addition, the Roth Capital opinion did not address the relative merits of the Transaction compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage.

The full text of the written opinion of Roth Capital, dated August 8, 2002, which sets forth, among other things, assumptions made, matters considered and limitations on and scope of the review undertaken in connection with the opinion, is attached hereto and incorporated herein by reference. The summary of the Roth Capital opinion set forth in this document is qualified in its entirety by reference to the Roth Capital opinion. Holders of USLB common stock are urged to, and should, read such opinion in its entirety.

In connection with its opinion, Roth Capital, among other things:

(i)
Reviewed certain publicly available financial statements and other information of the Company (including its annual reports filed on Form 10-KSB for each of the years ended December 31, 2000 and 2001, and its quarterly report filed on Form 10-Q for the quarter ended March 31, 2002);

(ii)
Reviewed certain internal financial statements and projections relating to earnings and cash flow (the “Projections”) and other financial and operating data concerning the Company prepared by the management of the Company;

(iii)	Discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

(iv)	Reviewed the reported prices and trading activity of the Common Stock;

(v)	Compared the financial performance and condition of the Company and the reported prices and trading activity of the Common Stock with that of certain other comparable publicly traded companies;

(vi)	Reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

(vii)   Performed discounted cash flow analyses based on the Projections provided by Company management;

(viii)  Participated in certain discussions among representatives of each of the Company and Parent;

(ix)    Reviewed the draft Agreement described above and certain related documents; and

(x)     Reviewed such other information, and performed such other analyses, as Roth Capital deemed appropriate.

Roth Capital also held discussions with members of the senior management of the Company regarding the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company. Roth Capital compared certain financial information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the engineering service industry specifically and in other industries generally and performed such other studies and analyses as Roth Capital considered appropriate.

The Company provided Roth Capital with certain non-public business and financial information. The information included the following projections of revenues and earnings before interest and income taxes:

	Year ended
	12/31/2002	12/31/2003	12/31/2004
Revenues	$82,400,000	$109,700,000	$133,200,000

EBIT(1)	$9,800,000	$13,425,000	$16,625,000

(1)	Earnings before interest and income taxes.

The Company advised Roth Capital that the Company normally does not prepare projections beyond its one-year budgeting period, and that the projections were not prepared with a view to public disclosure or to comply with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. These projections should be read together with the financial statements of the Company that can be obtained from the Securities and Exchange Commission. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and accordingly assume no responsibility for them.

In conducting its review and arriving at its opinion, with the consent of the USLB board of directors, Roth Capital assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it by the Company or which was publicly available, and did not attempt to independently verify such information. In addition, Roth Capital did not make an independent evaluation or appraisal of the assets and liabilities of the Company, and Roth Capital was not furnished with any such evaluation or appraisal. Roth Capital was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination involving, the Company. The advisory services described, and the opinion expressed in, the opinion of Roth Capital were provided for the information and assistance of the Company Board in connection with its consideration of the Transaction.

The following is a summary of certain of the financial analyses used by Roth Capital in connection with providing its opinion to the Company’s board of directors.

Comparable Public Company Analysis

Roth Capital compared certain financial information of the Company with publicly available information of a group of engineering service providers, including: (i) ARCADIS NV; (ii) Ecology & Environment, Inc.; (iii) Fluor Corporation; (iv) Jacobs Engineering Group Inc.; (v) Michael Baker Corporation; (vi) Tetra Tech, Inc.; (vii) The Keith Companies, Inc.; (viii) TRC Cos., Inc.; (ix) URS Corporation; and (x) Versar Inc.

Roth Capital determined the market capitalization for each of the foregoing companies based upon the closing price per share as of August 7, 2002, using publicly available information. Roth Capital then arrived at a range of comparable company multiples for the Company by: (i) dividing such market capitalizations by projected earnings; (ii) dividing such market capitalization plus net debt (“Enterprise Value”) by earnings before interest, taxes, depreciation and amortization (“EBITDA”); and (iii) dividing such Enterprise Value by earnings before interest and taxes (“EBIT”), in each case, for each of the foregoing companies for the last twelve months and the years 2002 and 2003 based upon publicly-available research analysts’ estimates.

Precedent Transaction Analysis

Roth Capital compared certain financial information of the Company with publicly available information of the financial terms of a group of precedent business combination transactions in the engineering services sector, including:

(i) The	acquisition of Roy F. Weston, Inc. by an Investor Group, announced March 2001;

(ii) The	acquisition of AB Jacobson & Widmark by WSP Group Plc, announced May 2001;

(iii) The	acquisition of EA Engineering Science Technology, Inc. by an Investor Group, announced May 2001;

(iv) The	acquisition of Law Companies Group, Inc. by MACTEC Inc., announced November 2001; and

(v) The	acquisition of IT Group Inc. by Shaw Group Inc., announced January 2002.

Roth Capital determined the Enterprise Value for each of the foregoing companies based upon the financial terms of each business combination transaction at the time of the transaction, using publicly available information. Roth Capital then arrived at a range of comparable company multiples for the Company by dividing such Enterprise Valuations by EBITDA, EBIT and net income in each case, for each of the foregoing companies for the most recent twelve months prior to the business combination transaction, based upon publicly available financial results. Roth Capital further analyzed the data and determined that the most relevant precedent transactions were Law Companies Group, Inc. and AB Jacobson & Widmark. These transactions were of similar size and the service offerings of the acquired companies were most comparable to those of the Company. As a result of this analysis, Roth Capital determined to use a multiple of 6.5x EBITDA, 9.0x EBIT and 12.0x net income as comparable company multiples for the Company. In addition, Roth Capital analyzed the premiums paid in these transactions in cases where the target was a publicly traded entity and compared them to the Company’s stock price for the four-week period prior, the one-week period prior and the one day prior to the August 8, 2002 closing price.

Discounted Cash Flow Analysis

Roth Capital also performed a discounted cash flow analysis to provide insight into the value of the Company based on projected earnings and capital requirements and cash flows generated by the Company. Roth Capital performed this analysis using discount rates reflecting weighted average costs of capital of 16.0% and 17.0%, and terminal multiples of 5.5x and 6.0x applied to the EBITDA of the Company for the twelve months ending December 31, 2004.

In reaching its conclusion as to the fairness of the consideration to be paid in the Transaction and in its presentation to the Company’s board of directors, Roth Capital did not rely on any single analysis or factor described above or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, may create an incomplete or misleading view of the processes underlying Roth Capital’s opinion. In arriving at its fairness determination, Roth Capital considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transaction. The analyses described above were prepared for purposes of Roth Capital providing its opinion to the Company’s board of directors as to the fairness from a financial point of view of consideration to be received in the Transaction by the holders of the USLB common stock and do not purport to be appraisals or necessarily reflect the prices at which the business or securities actually may be sold.

Analyses based upon forecasts of future results are inherently subject to uncertainty since, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Accordingly, such analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The foregoing summary describes material financial analyses used by Roth Capital in connection with providing its opinion to the Company Board on August 8, 2002, but does not purport to be a complete description of the analysis performed by Roth Capital in connection with such opinion and is qualified by reference to the written opinion of Roth Capital a copy of which is attached hereto.

Roth Capital is familiar with the Company, having provided certain investment banking services to the Company from time to time in the past. In the ordinary course of its business, Roth Capital has maintained a market in the Company’s common stock and may actively trade securities of the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

The board of directors of USLB selected Roth Capital based upon its experience in the valuation of businesses and the rendering of fairness opinions in connection with mergers and acquisitions, as well as its familiarity and experience with the Company. Roth Capital, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

Pursuant to the Engagement Letters, the Company agreed to pay Roth Capital a fee of $250,000 for the preparation and delivery of its fairness opinion, and a financial advisory fee of $150,000 upon consummation of the tender offer or another acquisition transaction with Bureau Veritas, whichever occurs first. The Company has also agreed to reimburse Roth Capital for its reasonable out-of-pocket expenses (not to exceed $15,000, without the prior approval of the Company), including attorney’s fees and disbursements, and to indemnify Roth Capital against certain liabilities, including certain liabilities under the federal securities laws.

Item 8.    Additional Information

Item 8 is hereby amended and supplemented by addition of the following information under the indicated headings:

Antitrust Matters.    On August 23, 2002, the United States Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the HSR Act with respect to the Offer. On August 26, 2002, Parent and the Company issued a joint press release regarding the early termination of the waiting period, the full text of which is filed as Exhibit (a)(5) to this Schedule 14D-9 and incorporated by reference herein.

Legal Proceedings.    On September 12, 2002, the Company and the individuals named in the complaint in White v. U.S. Laboratories Inc., et al., reached an agreement in principle with plaintiffs to settle the pending litigation. The proposed settlement would provide for full releases of the defendants and certain related or affiliated persons, and Bureau Veritas and its advisors, and extinguish all claims that have been, could have been or could be asserted by or on behalf of any member of the class against the released parties which in any manner relate to the allegations, facts, or other matters raised in the lawsuit or which otherwise relate to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The final settlement of the lawsuit is subject to court approval.

Item 9.    Exhibits

Item 9 is hereby amended and supplemented by the filing of the following exhibits:

Exhibit (a)(5)
Joint press release of Bureau Veritas, S.A. and U.S. Laboratories Inc., issued August 26, 2002 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO/A filed by Voice Acquisition Corp. with the Securities and Exchange Commission on August 26, 2002).

Exhibit (e)(9)	Opinion of Roth Capital Partners, LLC, dated August 8, 2002.

Exhibit (e)(15)	Letter from Bureau Veritas, S.A., to U.S. Laboratories Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2002	U.S. LABORATORIES INC.

By:

Dickerson Wright Chairman of the Board and Chief Executive Officer

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